FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


   (Mark One)

    [X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2003

                                      OR

    [   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                       Commission file number:  0-26480



                              PEOPLES STATE BANK
                          PROFIT SHARING 401(K) PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                              PSB HOLDINGS, INC.
                           1905 WEST STEWART AVENUE
                               WAUSAU, WI 54401
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

PEOPLES STATE BANK
PROFIT SHARING 401(K) PLAN


TABLE OF CONTENTS


                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits                             2

 Statement of Changes in Net Assets Available for Benefits                   3

 Notes to Financial Statements                                             4-11

SUPPLEMENTAL SCHEDULES:

 Schedule 1 - Item 4i - Schedule of Assets (Held at End of Year)            12

 2003 Form 5500 Line 4a - Schedule of Delinquent Participant Contributions  13

 Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

WIPFLI


Independent Auditor's Report


Board of Trustees
Peoples State Bank
Wausau, Wisconsin


We have audited the accompanying statements of net assets available for benefits of Peoples State Bank Profit Sharing 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and the supplemental schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


WIPFLI LLP

Wipfli LLP


June 8, 2004
Wausau, Wisconsin

PEOPLES STATE BANK
PROFIT SHARING 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002


                                          2003          2002

Assets
Receivables:
  Employer contributions             $   238,000   $     203,055
  Participant contributions                    0           7,570
Investments                            3,874,639       2,723,069

Net assets available for benefits     $4,112,639   $   2,933,694

                                       -2-
PEOPLES STATE BANK
PROFIT SHARING 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2003

Additions:

  Employer contributions                                         $    324,321
  Participant deferral contributions                                  259,531
  Participant rollover contributions                                   14,725
  Interest income - Participant loans                                   6,006
  Investment income                                                   641,484

  Total additions                                                   1,246,067

Deductions:
  Participant benefits and withdrawals                                 66,743
  Loan processing and maintenance fees                                    300
  Commissions on purchases of PSB Holdings, Inc. common stock              79

  Total deductions                                                     67,122

Net additions                                                       1,178,945
Net assets available for benefits at beginning                      2,933,694

Net assets available for benefits at end                         $  4,112,639

PEOPLES STATE BANK
PROFIT SHARING 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002


NOTE 1   DESCRIPTION OF PLAN AND FUNDING POLICIES

         The following description of the Peoples State Bank Profit Sharing 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

         GENERAL

         The Plan was established on October 1, 1989. It is a defined contribution plan covering all full-time employees of Peoples State Bank (the "Bank"). An employee becomes eligible to participate in the Plan on the first entry date (the first day of the quarter) following the completion of 1,000 hours of service or one year of service, provided they have reached the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         CONTRIBUTIONS

         Participants are allowed to contribute 50% of pretax annual compensation, up to the annual maximum allowed by the Internal Revenue Service (IRS). The Plan allows participants to roll over distributions from other retirement plans. The Bank currently matches 50% of the first 6% of compensation a participant contributes to the Plan. Additionally, the Bank may make a discretionary profit sharing contribution as determined by its Board of Directors. Contributions are subject to certain limitations.

         All investments in the participants' accounts are participant directed. The Plan currently offers nine mutual funds, PSB Holdings, Inc. common stock, and a stable value fund as investment options for participants.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution, the Bank's matching contribution and allocations of (a) the Bank's discretionary profit sharing contribution and (b) plan earnings/losses. Discretionary profit sharing allocations are based upon each participant's eligible pay in proportion to the pay of all eligible participants. Allocations of plan earnings are based on investment options and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING

         Participants are fully vested in their salary deferral and rollover contributions plus actual earning/losses thereon. Vesting in the Bank's matching and discretionary contributions plus actual earnings/losses thereon is based on years of continuous service. A participant is fully vested in the Bank's contributions after six years of continuous full-time service.

         PARTICIPANT LOANS

         Participants may borrow from their fund accounts up to a maximum of one-half the participant's total vested balance, not to exceed $50,000. Loan transactions are treated as transfers between the participant's investment fund and the Participant Loan Fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account. Loans originated under the current plan bear interest at a rate equal to the prime rate at the time the loan is taken out plus 1%. Interest rates on existing loans range from 4.75% to 9.0%. Principal and interest are paid ratably through bi-weekly payroll deductions or through bi-weekly cash payments by Plan participants who are no longer employees of the Bank.

         PAYMENT OF BENEFITS

         On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period of time if the vested account balance exceeds $5,000. If the participant's vested account balance does not exceed $5,000, the Plan will distribute that portion, in lump-sum, on the first distribution date after the participant terminates employment with the Bank, or as soon as administratively practical following that date.

         FORFEITURES

         Plan forfeitures arise as a result of participants who terminate service with the Bank before becoming 100% vested in the Bank's contribution. These forfeitures are applied first to payment of plan administrative expenses. Any remaining forfeited amounts will be allocated to qualifying participants as if they were additional employer profit sharing contributions.

         EXPENSES OF THE PLAN

         The Bank absorbs various plan expenses, including third-party administration and audit fees.

         PLAN TERMINATION

         The Bank intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination, the account of each participant will be 100% vested and nonforfeitable. The account will be held under the Plan and continue to accrue investment earnings until it is used to provide benefits according to the terms of the Plan.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

         USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         INVESTMENT VALUATION

         Investments are stated at fair value. The Plan's various mutual fund investments are carried at current value, which represents the quoted market values of the underlying investments. The fair value of common stocks and other investments are based on published market prices on the last business day of the plan year. Loans are valued at cost, which approximates fair value, and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

         Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

         Investment income on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends. Specific detail of investment income is not available from the trustee.

         PAYMENT OF BENEFITS

         Benefit payments to participants are recorded upon distribution.
                                       -6-

NOTE 3   INVESTMENTS

         The following represents a summary of the market value of investments at December 31, 2003 and 2002. Investments that individually represent 5% or more of the Plan's net assets available for benefits are separately identified.

                                                            ASSET MARKET VALUE

                                                            2003          2002
          INVESTMENTS AT FAIR VALUE AS
       DETERMINED BY QUOTED MARKET PRICE
Common stock - PSB Holdings, Inc.                   $     23,157   $          0

Registered investment companies:
   Janus Adviser Worldwide                               388,879              0
   Delaware Diversified Income Fund                      272,274              0
   Delaware Small Cap Value Fund                         988,729              0
   Delaware S&P 500 Index Fund                         1,258,185              0
   Morley Stable Value - Omnibus Fund                          0        420,156
   Neuberger Genesis Fund                                      0        729,431
   Strong Government Securities Fund                           0        254,567
   Vanguard 500 Index Fund                                     0        921,873
   Vanguard International Growth Fund                          0        256,908
     Other                                               412,855              0

      INVESTMENTS AT ESTIMATED FAIR VALUE

Security Trust Company - Cash                                  0         18,040
Participant loans                                         94,110        122,094

         INVESTMENTS AT CONTRACT VALUE

Common collective trust with Delaware Management
  Trust Company - Stable Value Trust                     436,450              0

Total investments                                   $  3,874,639   $  2,723,069

                                       -7-
         During 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:
                                                     NET
                                                   CHANGE
INVESTMENTS AT FAIR VALUE AS                       IN FAIR
DETERMINED BY QUOTED MARKET PRICE                   VALUE

Common stock - PSB Holdings, Inc.               $       (1,500)
Registered investment companies                        640,652

INVESTMENTS AT CONTRACT VALUE

Investment contract with Delaware Management
  Trust Company - Stable Value Trust                     2,332

Net change in fair value                        $      641,484

NOTE 4   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits at December 31, 2003 to Form 5500. Reconciling differences exist since the financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on a modified cash basis.

                                                            2003            2002
Net assets available for benefits                   $     4,112,639 $      2,933,694
Less - Receivables for employer and participant
  contributions                                             238,000          210,625
Less - Cash received by the Plan during 2002 and
  not allocated to participants until 2003                                    18,040

Net assets available for benefits - Form 5500       $     3,874,639 $      2,705,029

                                       -8-
         Following is a reconciliation of contributions received per the financial statements at December 31, 2003, to Form 5500:

                                                                 EMPLOYER        PARTICIPANT
Contributions per the financial statements              $         324,321 $         259,531
(accrual basis)

Less - Contributions receivable at December 31, 2003              238,000                 0
Plus - Contributions receivable at December 31, 2002              203,055             7,570
Plus - Contributions received by the Plan during the
  2002 Plan year - not allocated to participants
  until the 2003 Plan year                                          4,682            13,358

Contributions per Form 5500                             $         294,058 $         280,459

NOTE 5   TRANSACTIONS WITH PARTIES-IN-INTEREST

         PSB Holdings, Inc. is the parent company of Peoples State Bank, which serves as the sponsor of the Plan. The Plan had the following transactions with PSB Holdings, Inc.
                                                2003

Purchases of stock:
  Number of shares                                 656
  Value of shares on transaction dates     $    24,657
  Average share price purchased            $     37.59

Sales of stock:
  Number of shares                                   0
  Value of shares on transaction dates        N/A

         At December 31, 2003, the Plan held 656 shares of PSB Holdings, Inc. common stock.

         Plan investments are managed by Delaware Investments. Delaware Management Trust Company, a company related to Delaware Investments, is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
                                       -9-

NOTE 6   PARTY-IN-INTEREST NONEXEMPT TRANSACTIONS

         During the Plan years ended December 31, 2003 and 2002, the Bank engaged in nonexempt prohibited transactions by not timely remitting employee deferral contributions to the Plan's trust as required by the Department of Labor's plan asset regulations for the majority of payroll periods subsequent to June 15, 2002.

         Prior to June 15, 2002, the transmittal of employee deferral contributions to the trust funding the Plan was the responsibility of the Bank's controller, and deferrals were deposited timely in accordance with the Department of Labor's plan asset regulations. On or around June 15, 2002, responsibility for the transmittal of deferrals was transferred to a new department. Due to inadequate training of employees in this new department on the time period for remitting deferrals, deferrals were not remitted to the trust timely for a majority of the payroll periods subsequent to June 15, 2002. As a result, employee deferral contributions were generally remitted to the Plan approximately 15 days after the date the funds were withheld from employee's paychecks.

         The Department of Labor has established a Voluntary Fiduciary Correction Program (VFCP), which allows plan sponsors to correct nonexempt prohibited transactions such as the failure to timely remit employee deferral contributions and obtain full relief from any civil investigation by the Department of Labor and civil penalties. Under this program, the Bank is required to correct the breach fully and make the Plan whole.

         The Bank is working with employee benefits counsel to file an application under the VFCP, correct the violations, and make the Plan whole. The Bank anticipates its application under VFCP will result in the issuance of a "no action letter" by the Department of Labor.

         The prohibited transactions have been reported on the supporting schedules as nonexempt prohibited transactions with a party-in-interest in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

NOTE 7   INVESTMENT CONTRACTS

         The Plan maintains an investment contract fund with Delaware Management Trust Company, referred to as the Stable Value Trust. This fund holds investment contracts with various investment companies. Contributions are maintained in a common/collective trust account.
         The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Delaware Management Trust Company. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Delaware Management Trust Company.
         Contract value represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses.
                                       -10-
NOTE 8   TAX-EXEMPT STATUS OF THE PLAN

         The Bank adopted a Prototype Nonstandard 401(k) Profit-Sharing Plan with CODA (cash or deferred arrangement) and utilizes the services of its third-party administrator, Retirement Financial Services, Inc. Retirement Financial Services, Inc. has received an IRS notification letter dated August 7, 2001, which indicates that an employer who adopts this plan may rely on the notification letter with respect to the qualification of its plan under the appropriate sections of the Internal Revenue Code. Companies that adopt a prototype plan approved by the IRS are no longer required to obtain a determination letter.
                                       -11-

PEOPLES STATE BANK PROFIT SHARING 401(K) PLAN
PLAN'S EIN #39-1305529 PLAN #002

SCHEDULE 1 - ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003


(A)               (B)                                       (C)                               (D)          (E)

   IDENTITY OF ISSUE, BORROWER,        DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,               CURRENT
   LESSOR, OR SIMILAR PARTY            RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE     COST     VALUE
 * Delaware Investments                Cash reserve                                              **   $   11,763
 * Delaware Management Trust Company   Delaware Stable Value Trust A                             **      436,450
   MFS                                 MFS Massachusetts Investors Growth Stock Fund             **       57,104
   Janus                               Janus Adviser Worldwide                                   **      388,879
   Van Kampen                          Van Kampen Comstock Fund                                  **       60,579
 * PSB Holdings, Inc.                  PSB Holdings, Inc. common stock                           **       23,157
 * Delaware Investments                Delaware Trend Fund                                       **       53,947
 * Delaware Investments                Delaware Diversified Income Fund                          **      272,274
 * Delaware Investments                Delaware Foundation Balanced Fund                         **      179,464
 * Delaware Investments                Delaware Foundation Growth Fund                           **       49,998
 * Delaware Investments                Delaware Small Cap Value Fund                             **      988,729
 * Delaware Investments                Delaware S&P 500 Index Fund                               **    1,258,185
   Participant Loans                   Loans receivable - 4.75% to 9.00%                                  94,110

**All investments are participant-directed, therefore cost information may be omitted.

PEOPLES STATE BANK PROFIT SHARING 401(K) PLAN
PLAN'S EIN #39-1305529 PLAN #002

2003 FORM 5500 LINE 4A - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2003


Participant                     Total that Constitute Nonexempt Prohibited Transactions          Total Fully
Contributions                                 Contributions              Contributions           Corrected
Transferred         Contributions             Corrected                  Pending Correction      Under VFCP and
Late to Plan        Not Corrected             Outside VFCP               in VFCP                 PTE 2002-51
 $   439,797         $   0                     $   0                   $   439,797              $   0

                                       -13-

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Peoples State Bank Profit Sharing 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    PEOPLES STATE BANK



DATE: June 28, 2004                 By:    SCOTT M. CATTANACH
                                           Scott M. Cattanach
                                           Senior Vice President and
                                           Chief Financial Officer
                                       -14-

                                 EXHIBIT INDEX
                                      TO
                                   FORM 11-K
                                      OF
                              PEOPLES STATE BANK
                          PROFIT SHARING 401(K) PLAN
                     FOR THE YEAR ENDED DECEMBER 31, 2003
                 Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. Section 232.102(d))



Exhibit 23.1  Consent of Wipfli, LLP

                                       -14-